UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 11, 2016

DENTSPLY International Inc.
(Exact name of registrant as specified in its charter)

Delaware	0-16211	39-1434669
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

221 West Philadelphia Street, York, Pennsylvania	17405-0872
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (717) 845-7511

(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders.

DENTSPLY International Inc. (“DENTSPLY”) held a Special Meeting of Stockholders on January 11, 2016, in York, Pennsylvania in connection with the Agreement and Plan of Merger, dated as of September 15, 2015 (the “Merger Agreement”), by and among DENTSPLY, Sirona Dental Systems, Inc. (“Sirona”) and Dawkins Merger Sub Inc., a wholly owned subsidiary of DENTSPLY (“Merger Sub”). Set forth below are the final voting results for each of the proposals submitted to a vote of the stockholders. For more information on the proposals, see the joint proxy statement/prospectus included in the Registration Statement on Form S-4, file No. 333-207669, filed by DENTSPLY with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on December 7, 2015.

Proposal 1: Votes regarding the proposal to approve the issuance of shares of DENTSPLY common stock, par value $0.01, to Sirona stockholders pursuant to the merger between Merger Sub and Sirona (the “Merger”) as contemplated by the Merger Agreement were as follows:

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
119,312,087	292,735	857,074	—

Proposal 2: Votes regarding the proposal to approve the adoption of DENTSPLY’s amended and restated certificate of incorporation as contemplated by the Merger Agreement were as follows:

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
119,407,733	240,511	813,652	—

Proposal 3: Votes regarding the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements between DENTSPLY and its named executive officers relating to the Merger were as follows:

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
118,314,139	1,299,520	848,237	—

Proposal 4: Votes regarding the proposal to approve adoption of the DENTSPLY SIRONA Inc. 2016 Omnibus Incentive Plan to be effective as of the consummation of the Merger were as follows:

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
113,750,973	5,986,397	724,526	—

Proposal 5: Votes regarding the proposal to approve any motion to adjourn the DENTSPLY special meeting, if necessary or appropriate, to solicit additional proxies were as follows:

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
111,518,992	8,244,526	698,378	—

Item 8.01 Other Events.

On January 11, 2016, DENTSPLY and Sirona issued a joint press release announcing the results of the proposals considered at each company’s special meeting. A copy of the press release is filed herewith as Exhibit 99.1 and incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Joint Press Release of DENTSPLY International Inc. and Sirona Dental Systems, Inc., issued January 11, 2016

Forward-Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of DENTSPLY International Inc. (“DENTSPLY”) and Sirona Dental Systems, Inc. (“Sirona”). Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction between DENTSPLY and Sirona, including future financial and operating results; DENTSPLY’s and Sirona’s plans, objectives, expectations and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements are based on information currently available to DENTSPLY and Sirona and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction between DENTSPLY and Sirona, these factors could include, but are not limited to: the risk that DENTSPLY or Sirona may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; economic and foreign exchange rate volatility; the continued strength of the dental and medical device markets; unexpected changes relating to competitive factors in the dental and medical devices industries; the timing, success and market reception for DENTSPLY’s and Sirona’s new and existing products; the possibility of new technologies outdating DENTSPLY’s or Sirona’s products; the outcomes of any litigation; continued support of DENTSPLY’s or Sirona’s products by influential dental and medical professionals; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors is also contained in DENTSPLY’s and Sirona’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond DENTSPLY’s or Sirona’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the information currently available to the parties on the date they are made, and neither DENTSPLY nor Sirona undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per DENTSPLY share or Sirona share for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per DENTSPLY share or Sirona share, as applicable. Neither DENTSPLY nor Sirona gives any assurance (1) that either DENTSPLY or Sirona will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. All subsequent written and oral forward-looking statements concerning DENTSPLY, Sirona, the proposed transaction, the combined company or other matters and attributable to DENTSPLY or Sirona or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information about the Proposed Transaction And Where You Can Find It

The proposed business combination transaction between DENTSPLY and Sirona was approved by the respective stockholders of DENTSPLY and Sirona. In connection with the proposed transaction between DENTSPLY and Sirona, DENTSPLY filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of DENTSPLY and Sirona and that also constitutes a prospectus of DENTSPLY. The registration statement was declared effective by the SEC on December 7, 2015. DENTSPLY and Sirona first mailed the joint proxy statement/prospectus to their respective stockholders on or about December 7, 2015. DENTSPLY and Sirona may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF DENTSPLY AND SIRONA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DENTSPLY, SIRONA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders may obtain free copies of the joint proxy statement/prospectus and other documents containing important information about DENTSPLY and Sirona through the website maintained by the SEC at www.sec.gov. In addition, DENTSPLY and Sirona make available free of charge at www.dentsply.com and www.sirona.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DENTSPLY INTERNATIONAL INC.

By:	/s/ Christopher T. Clark
Name: Christopher T. Clark
Title: President and Chief Financial Officer

Date: January 11, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release of DENTSPLY International Inc. and Sirona Dental Systems, Inc., issued January 11, 2016